Exhibit 1
                                                                       ---------



              [LETTERHEAD OF THIRD POINT MANAGEMENT COMPANY L.L.C.]




VIA FACSIMILE & U.S. MAIL

March 11, 2003

Mr. A. James Dearlove
President & C.E.O.
Penn Virginia Corporation
One Radnor Corp Center, Suite 200
100 Matsonford Road
Radnor, PA  19087-4515

Dear Mr. Dearlove:

I am writing to express my dismay about your personal sale of 20,000 shares of Penn Virginia Corp (the "Company") on March 3 and 4, in the two-day period following your exercise of options struck at $17.0625 according to a Form 4 filed with the Securities and Exchange Commission dated March 5, 2003. I trust that the option exercise and purchase was done in accordance with the newly legislated Sarbanes-Oxley Act prohibition against companies lending money to officers and directors.

As you have come to know me as a long-term shareholder of the Company, I have often criticized you for your meager holdings, among your other evident shortcomings. As of the last Company proxy statement, you held only 11,910 Company shares outright after subtracting options to purchase 121,800 shares, 5,019 shares held in your deferred compensation account and 12,525 shares held in your ESOP account. Your holdings, other than options and those tied up in retirement accounts, represent a value of $442,218, or a 0.1% economic interest in the Company. By comparison, entities managed by Third Point Management Company L.L.C., own 880,000 shares valued at over $32 million, representing an economic interest of nearly 10% of the Company.


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I firmly believe that it is essential that managers have a stake in the company in the form of shares, not just options. In concurrence with my view is Warren Buffett whose musing on this subject is extracted from his 2001 annual letter to shareholders regarding the executives of a well-managed company Berkshire Hathaway Inc. had recently acquired:

     AS THEY WOULD NOT BE IF THEY HAD OPTIONS, ALL OF THESE MANAGERS ARE TRUE OWNERS. THEY FACE THE DOWNSIDE OF DECISIONS AS WELL AS THE UPSIDE. THEY INCUR A COST OF CAPITAL. AND THEY CAN'T "REPRICE" THEIR STAKES: WHAT THEY PAID IS WHAT THEY LIVE WITH.

Your options position and lack of equity exposure have given you an asymmetrical risk- reward profile and contributed to your apparently poor business judgment marked by your "swing for the fences" wildcat gambits and risky, ill-conceived acquisitions (Note: we invested in Penn Virginia for its undervalued assets despite its management team.)

I was extremely curious why you would jettison some 20,000 shares representing close to 2/3 of your liquid holdings in the company (at least for the one day between your option exercise and your immediate sale over the subsequent two days). According to my calculation, this transaction netted you $394,770 over and above the exercise price of $17.06. Couple these proceeds with your cash compensation that has exceeded over $400,000 per year for the past two years and I figure you netted close to $800,000 over the past twelve months. Given the Company's all but flat stock performance during a period in which natural gas prices have increased substantially, such high cash compensation is abhorrent - but I guess for Mr. Dearlove, there is no recession.

I was concerned that perhaps, your sales had been spurred by negative information about the Company or the industry that you hoped to "front-run" given the prior disregard you have demonstrated for shareholders. Indeed, my concerns were shared by at least another shareholder, Robert L. Chapman, Jr. of Chapman Capital Management L.L.C. He was so disgusted by the disposition of your shares and your implied willingness to waive a symbolic red flag above the Company's Radnor headquarters, that he unloaded his entire


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position after reading of your sales. I asked Mr. Chapman what his view was of your recent sales and he replied:

     WHEN I SEE THE CEO OF A COMPANY, WHO HAS BEEN TARGETED BY SHAREHOLDERS FOR HIS APPARENT DISREGARD FOR THEIR VIEWS, LIQUIDATING OPTION-ACQUIRED STOCK IN MASS, IT IS CLEAR TO ME THAT THIS EXECUTIVE IS NOT A BELIEVER IN A PROSPEROUS CORPORATE FUTURE THAT HE CLAIMS TO HAVE DESIGNED.

Given that you sold your shares almost 10% below the $40.00 level bid by B.P. Capital approximately one year ago, how could you have claimed that the bid by Mr. Pickens group was inadequate, when you are selling stock so far below a bid made a year ago when natural gas prices were substantially lower? Since your actions demonstrate so little confidence in the Company, how can you expect shareholders to hold onto their shares when you are so quick to unload your newly issued shares as if they were a hot potato?

It was with these concerns and as a fiduciary I called you at approximately 8:57 A.M. on March 6. When I called you, I politely addressed you as "Mr. Dearlove" and identified myself as Daniel Loeb from Third Point who you know as one of your largest shareholders. I enquired why you sold the 20,000 shares of stock recorded in the abovementioned Form 4. You stated, "I did not sell stock, I exercised options."

Since your response indicated to me a lack of even a rudimentary understanding of finance and securities, I explained to you that you actually exercised the options on March 3 but you sold those shares on the subsequent two days. The exercise of the options and the sale of the shares were separate events. The choice to sell the shares that you exercised was yours and entirely voluntary. After providing you with this basic education, you grew flustered and shouted at me, "What I do with my shares is my own damn business" a reply that stunned me, as a 10% shareholder.


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I then asked you why you had cursed me with the word "damn," and this time you denied using such expletive. Since I had caught you in a lie, I then asked you how you would feel if I told you that I had called you on a recorded trading line. I informed you that such calls are legal when originated in the State of New York (According to a list compiled by the National Association of Investigative Specialists, New York is a state in which only one party must consent to a recorded conversation; unfortunately for you, Pennsylvania is a state requiring two party consent.) at which point you grew increasingly inarticulate, hostile and agitated. Given your combative tone and apparently disturbed emotional state, I determined that it would be in our mutual interest if I unilaterally terminated the conversation.

Although I am personally the largest investor in Third Point Management Company funds, I too am a fiduciary for many outside investors who frequently call me to ask me various questions about the fund and our current strategies. Admittedly, I sometimes find the questions annoying, yet I have never in my long career spoken to one of my investors in such a manner as you spoke to me; if one of my employees did so they would be fired on the spot, a matter that should be considered by the Company's Board. Indeed, the last C.E.O. of a company in which we invested who showed me similar disrespect was Richard Gardner, the former Chief Executive Officer of BindView Development.

This was not the first occurrence of your unusual emotional behavior since we established our position. On the last two conference calls, you displayed a series of outbursts that have baffled members of the investment community. Indeed, in the last Company conference call of February 13th, I pointed out that Penn Virginia shares have languished during a period that natural gas prices have been extremely robust. Since June 30, 2002 Natural Gas prices have gone up 77% while the price of the Company's shares have declined 5%. You claimed that your peer group has declined; however when I pointed out that the shares of Patina Oil and Gas, a company that uses some of its free cash flow to repurchase shares, has appreciated 21% over the same period you grew angry and cut me off. The appearance that I "called you out" on your underperformance and provided specific examples to disprove certain of your statements caused you to launch into such a tirade that even you found it necessary to apologize at the conclusion


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of the conference call. I am beginning to wonder if you would benefit from anger management counseling or more specifically, if you are fit to run a company on behalf of public shareholders.

It seems that you have a problem with people who disagree with your point of view or force you to defend your often ill-conceived positions. This could explain why you have selected directors that live in the shadow of their own failed business endeavors such as Jarrell Gibbs, the former head of the U.K. division of TXU whose disastrous acquisition strategy for which he was apparently responsible led to billions of dollars of write-offs for that firm and the early "retirement" of Mr. Gibbs from TXU.

Or, Marsha Perelman, who serves as President and Chief Executive Officer of Cot'nWash Corporation, a "mom and pop" operation with sales of only $360,000 (According to Dun and Bradstreet). Cot'nWash has had to resort to distribution primarily via faxed orders received in response to a laughably primitive website (http://www.cotnwash.com/) or telephone orders to 1-800-355-WASH. According to Cot'nWash employee Lynn Belber, retailers Target, J.C. Penney and Sears have all dropped the Cot'nWash product, although she said that she is hopeful that they will "resume orders some time in the future." On the most recent conference call I questioned once again how the expertise of a small-time detergent executive could serve the interests of Penn Virginia shareholders. In defense of Ms. Perelman, you claimed that she has "over 20 years of experience as a consultant" to the oil and gas industry and was an executive at O'Brien Energy.

It is my view that unless someone is employed by a major consulting firm such as Boston Consulting Group or McKinsey and Co., the term "consultant" is a usually a euphemism used by someone who is unemployed. I would very much like to see a list of Ms. Perelman's consulting clients and would like to know how much she earned in consulting fees for each of the past 20 years you purport that she has been engaged in such activity. As for O'Brien Energy, which you conceded has "hit on hard times", the company, which went pubic via an Initial Public Offering in 1986 via defunct investment bank, Drexel Burnham Lambert, appears to have gone out of business and has been de-listed according to information provided by Bloomberg L.P. Even in its


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supposed heyday, O'Brien was a questionable company. According to a Forbes article dated April 25, 1988,

     IN ONE OF THE MORE NOVEL GARBAGE-TO-ENERGY SCHEMES, PHILADELPHIA-BASED O'BRIEN ENERGY SYSTEMS EXTRACTS METHANE (NATURAL GAS) FROM LANDFILLS BY STICKING PIPES INTO THE LANDFILLS

Notwithstanding O'Brien Energy's ultimate ruination, we are still interested to learn of Ms. Perelman's role at that company since our investigation has not turned up any such managerial or ownership role or other association that you represented on the conference call. Could you please, once and for all, provide me with Marsha Perelman's qualifications and experience running a company in the energy business? I am not interested in her associations with shell companies such as "Woodforde Management" or supposed "consulting" assignments unless you can specify the clients and nature and complexity of her assignment. Incidentally, I still await the response from Ms. Perelman, in her capacity as Chairwoman of the Company's nominating committee with regard to my application to serve on the Company's Board of Directors.

While we have discussed our views of some of your weakest directors in prior correspondence, we have not yet questioned you on what sort of expertise is brought to bear by Joe Rye who was brought in several years ago to lead the turn around of Universal Seismic Corp. So successful were Mr. Rye's efforts that he is now over-seeing the Chapter 7 liquidation of now bankrupt Universal Seismic. I can only pray we are not forced to draw upon Mr. Rye's expertise in the bankruptcy process as a result of your efforts.

It is unfortunate that we do not have a stronger Board of Directors to offer oversight of the wildly illogical acquisitions that you have made over the past several years.

On December 19th, 2002, Penn Virginia Resource Partners LP announced the acquisition of coal reserves from Peabody Energy. One might ask how Penn Virginia came across such a transaction. Upon further investigation, we found that over 40% of Peabody's equity is held by an entity controlled by Lehman Brothers. Coincidently, Lehman Brothers also provides investment banking services to Penn Virginia. This relationship in itself suggests a severe conflict of interest between buyer and seller. One could surmise, or suspect in our case, that Lehman brothers had found a patsy, once again, in one A. James Dearlove. Given the paltry 9.6% projected cash on cash return for this transaction - that is not a difficult conclusion to reach. It took us several iterations and generous assumptions to come remotely close to that 9.6% number that you represented for the return on capital of the transaction. Several analysts who we conversed with came to a number lower than the 9.6% you provided on the call. When I told you that our model of the transaction provided us with a lower number and I offered to send you our model so that you could point out any flaw in our methodology you snapped smugly, "we're not in the model checking business." Fortunately for your shareholders, your CFO Frank Pici is well mannered and subsequently answered our questions in great detail. What he would not answer is the size of the fee paid to Lehman Brothers for their investment banking "services."

In an effort to paper over the apparently substantial conflict of interest of Lehman Brothers serving as your supposedly unbiased advisor in selling the Company an asset which they also control, the Company retained the services of RBC Capital Markets to provide a "fairness opinion." What was not "fair" about this "fairness opinion" was your unwillingness to share the opinion and its analytical methods with your shareholders. Instead, this opinion was "provided solely for purposes of the Board of Directors in their evaluation of the recent transaction," as stated by RBC Director Kolja Rockov in a letter responding to Third Point's inquiry dated January 2nd, 2003.

Let us not forget that this is a Board who maintains an insignificant equity ownership. Our view on corporate governance suggests that Boards are solely representatives of the shareholders - and despite what you may think - not management. As one of your largest shareholders, we would like to clearly state that we do not trust the qualifications of this Board to make financial evaluations given their limited success in doing so in the past and their diminutive equity ownership.

On January 22nd, 2003, you announced the acquisition of interests in South Texas oil and gas properties. While the cash-on-cash returns here were slightly better than the meager returns offered by the Peabody transaction at around 11.5%, that is still far below the minimum hurdle rate required by other seasoned and more successful C.E.O.s in the small to mid-cap oil and gas exploration and production industry. One such executive that we interviewed stated that he would dismiss any transaction that has a cash-on-cash return lower than 14%. What bothers us most in this transaction is that you agreed to acquire a 25% non-operated working interest where you effectively have no control over your partner's wildcatting activities: 67% of the reserves on these properties are undeveloped. Furthermore, while you have modeled lifting costs at around $0.60/Mcfe, certain analysts we have spoken with suggest that these costs could exceed $1.00 / Mcfe depending on the complexity of these drilling operations.

In some circles, when an investor bets on a management team in a non-control investment such as this, it is known as venture capital. However, you are a management team of an oil and gas company - not a venture capitalist. Most venture capitalists command returns far in excess of 11.5% to justify the risk of the project. Since you do not control this investment, and we do not know who your partner is because you will not disclose it, we would much rather have you repurchase your stock.

We insist that you stop engaging in low return on capital acquisitions simply for what you perceive to be a strategic benefit. You even conceded that the Peabody deal wasn't that lucrative but were somehow mesmerized by getting into bed with a company of such stature as Peabody Coal. I can imagine the Lehman Brothers bankers pitching you on the "long term benefits" of such a transaction even though it made little economic sense. I could also imagine these same bankers toasting themselves over a bottle of 1982 Petrus for their clever work in raising needed capital for Peabody with the help of their favorite "stuff account."

Once again, we urge that, given our opinion that you are unable to execute intelligent acquisitions (a view shared by many of your shareholders, members of the analytical community and industry), you listen to your largest equity holders, who are also finance professionals, and repurchase your shares instead. We implore you to stop entering into conflicted and non-control financial transactions struck at abysmally low cash-on-cash returns. After all, unlike you, we have faith and conviction in the underlying asset value and prospects of Penn Virginia...just not its C.E.O.

As has been fully discussed in this and previous letters:

     o    Your record on corporate governance is abysmal.

     o You have surrounded yourself with a Board of Directors whose approval of your missteps and acquisition blunders leads us to believe that they are cronies and yes-men to your various corporate follies.

     o You have pursued a series of acquisitions that have been privately ridiculed by analysts and industry participants and have made you a laughingstock.

     o Your emotional and angry responses on recent conference calls and private conversations leads us to question your suitability to run a public company

     o You have failed to deploy your capital to repurchase shares, despite the demands of your largest shareholders who are much more sophisticated financially than you. You have hidden behind an obscure University of Northern Illinois graduate paper on the subject of share repurchases by small companies to defend your obstinate view.

Accordingly, and in the spirit of Warren Buffett's most recent letter to investors where he states

     GETTING RID OF MEDIOCRE CEOS AND ELIMINATING OVERREACHING BY THE ABLE ONES
     REQUIRES ACTION BY OWNERS - BIG OWNERS....


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AS A "BIG OWNER" OF THE COMPANY WE STRONGLY URGE YOU TO RESIGN FROM MANAGEMENT
OF THE COMPANY. Based on conversations with Company Chief Financial Officer, Frank A. Pici, we believe that he would be a willing and able chief executive and, at least on an interim basis, would be an outstanding candidate to steer the Company through a process to maximize value to shareholders. We urge you to hand the reins over to Mr. Pici and to pursue a life where you are not accountable to, and do not face confrontations with, persnickety public shareholders.

Very truly yours,

/s/ Daniel S. Loeb

Daniel S. Loeb



CC:  Frank A. Pici